Offering Statement for Transparent Path spc ("Transparent Path")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Transparent Path spc

   1700 Westlake Avenue North
   Suite 200
   Seattle, WA 98109

Eligibility

2. The following are true for Transparent Path spc:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Lauren Adler

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2020	Present	Transparent Path SPC	Director of Product Management
01/01/2017	Present	Chocolopolis Consulting	Principal

Short Bio: Lauren Adler brings a depth of experience in food retailing, supply chain systems, finance and chocolate. She has worked as an investment banker and software development manager on Wall Street, managed a perishable foods division of a New England supermarket chain, developed and implemented supply chain transparency strategies for Amazon, and founded a retail company that was a pioneer in the craft chocolate movement. Lauren serves as the Vice President of the Board of the Fine Chocolate Industry Association (FCIA), promoting quality, innovations, ethical sourcing, and best practices in the fine chocolate industry. She grew up in Washington DC where she developed a love of international cultures and food. Lauren graduated with a B.A. in History from the University of Virginia and an M.B.A. from the Tuck School at Dartmouth College.

Name
Sunil Koduri

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2020	Present	Transparent Path SPC	Chief Technology Officer
01/01/2020	04/01/2020	Transparent Path LLC	Chief Technology Officer
01/01/2012	01/01/2020	Zsolutionz LLC	Owner & CTO

Short Bio: Sunil is a strategic technology veteran with deep experience in artificial intelligence, enterprise cloud computing, product management, and governance. Sunil has served in senior leadership roles at General Dynamics and at Microsoft, where he grew the cloud services business by 100% YOY. Most recently, Sunil built a software platform specializing in applying computer vision and machine learning to analyze personal health through body movement and gait. At Transparent Path, Sunil guides the design and development of our overall solution, including our sensor, platform and artificial intelligence efforts. Sunil graduated from Penn State in Computer Engineering, and holds an MBA in international business from Pepperdine University.

Name
Eric Weaver

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2016	01/01/2018	Xerox Corporation	VP Xerox Customer Experience Practice
04/01/2020	Present	Transparent Path SPC	CEO
07/27/2018	04/01/2020	Transparent Path LLC	CEO

Short Bio: Eric Weaver is the founder and CEO of Transparent Path. Founded in the US in 2018, the company's mission is to create a more agile, more resilient, and more certain supply chain for food. The Transparent Path platform uses IoT sensors, blockchain, and artificial intelligence to reduce food waste and risk. Sensors track products in real-time, from farmer to processor to trucking company to warehouses to grocery stores, providing real-time alerts when something goes wrong, allowing whoever has custody to reduce food waste and financial risks. The AI predicts when the risk will arise and prescribes recommendations on the fly before risks actually occur. Born in Grand Rapids, Michigan, Weaver was educated at Xavier University, beginning his career as a software developer for a produce hauler, before moving on to build inventory and monitoring systems for General Motors and Ford Motor Company. In 1990, he became one of the very first digital marketers, creating marketing strategies and digital presence for more than 80 global brands. He was instrumental in persuading executives at Ford, Taco Bell, Intel, and others to embrace e-commerce, webcasting, social content, and augmented reality. He has staffed, managed & grown award-winning creative, strategy & digital production teams in London, New York, Los Angeles, Washington DC, Seattle, Detroit, and Cincinnati. His last role prior to launching Transparent Path was to launch the Xerox Customer Experience Practice, where he managed a $550M services book of business. Weaver has over 15 awards for creative excellence. He lectures for universities in the US, Canada, Ireland and elsewhere, and speaks globally on topics like blockchain, the food supply chain, and ethic

Name
Mark Kammerer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2020	Present	Transparent Path SPC	Chief Commercial Officer
06/01/2019	04/01/2020	Transparent Path LLC	Chief Strategy Officer
01/01/2016	Present	Kammerer Group	President
06/01/2017	Present	Global Voyages Group	Principal

Short Bio: Mark is a seasoned enterprise executive-turned-entrepreneur with a passion for both innovation and change. Mark's early career was spent in marketing for large food brands like General Mills and Pillsbury. He then joined the hospitality industry, where he served as an executive at Royal Caribbean, Club Med, Holland America Line, and as General Manager at Expedia.com. At Transparent Path, Mark is responsible for business strategy, sales, investor relations, and financials. He also serves on the board of Food Lifeline, one of Seattle's largest food banks.

Name
Paulé Wood

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2020	Present	Transparent Path SPC	Director of Experience
12/01/2018	04/01/2020	Transparent Path LLC	Director of Experience
03/01/2019	07/01/2020	GSD Partners LLC	Co-Owner
01/01/2016	04/01/2018	Amazon	Senior User Experience Designer

Short Bio: Paulé Wood (they/them) joined Transparent Path from Amazon Logistics, where they served as global lead for last-mile user experience. Paulé is responsible for our UX/UI efforts as well as our brand storytelling. A Colorado native, world traveler, former roadie, and child of farmers, Paulé's career has included senior creative and experience design roles for IBM (where they served as Creative Director for Global Services West Coast), Young & Rubicam, Eddie Bauer, T-Mobile, Microsoft, and Earth Economics.

Name
Gregory Lind

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2020	Present	Transparent Path SPC	Director of Software Engineering
02/01/2020	04/01/2020	Transparent Path LLC	Director of Software Engineering
08/01/2019	Present	Buildly.io	CEO
03/01/2017	02/01/2020	Humanitec	CTO

BIO: Greg Lind brings his 23-year software career in corporate, NGO and governmental positions to Transparent Path as our director of platform development. Greg got his start in the software business in engineering roles at Hewlett-Packard and the Metro Regional Government. A long-time advocate of open source and sharing initiatives such as GovHub and TolaData, Greg speaks at conferences on the benefits of open source, software efficiencies and collaboration. An expert in Docker and Kubernetes, Greg has worked in Africa, Asia and Europe, aiding STEM startups and food-centered NGOs. He leads an open source platform called Buildly, promoting reusability and scalability in enterprise software development.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Eric Weaver

Securities:	6,210,000
Class:	Common Stock
Voting Power:	30.3%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Transparent Path spc is a technology company focused on supply chain visibility for the food industry. Our mission is to reduce food waste and risk by creating a more agile, efficient, and certain supply chain. Powered by the internet of things (IoT) sensors, blockchain security, and artificial intelligence, Transparent Path's secure, scalable platform should provide food manufacturers, processors, logistics partners, and retailers with the ability to see and act upon supply chain issues in real-time. As a result, Transparent Path's customers should know immediately when something goes wrong, can act to prevent risk, and can anticipate supply chain issues before they occur. Headquartered in the US,

Transparent Path was founded by Eric Weaver, a 30-year enterprise transformation specialist. Prior to founding Transparent Path, Weaver launched the Xerox Customer Experience Practice, where he managed a $550 million services book of business.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Transparent Path spc speculative or risky:

    1. Risks from Pandemics. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
    2. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.
    3. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these

shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

4. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

5. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

6. Our business is highly dependent upon emerging technologies, including continuously connected environmental sensors, Internet of Things (IoT) devices, and cloud services. Our technology roadmap also anticipates the inclusion of edge computing and artificial intelligence technologies. Further, while we have never imagined a token as part of our offer, we may someday choose to integrate distributed ledger technologies or smart contracts into our platform if they provide a key functionality or opportunity for competitive differentiation. While these technologies give us great advantages and provide for the development of intellectual capital, investors should be aware many of these are early-stage technologies that may be subject to future regulation or issues around market acceptance that could negatively impact our future business.

7. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

8. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

9. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

10. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

11. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

12. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

13. The Company is seeking to raise $115,000 in the Offering. Continuation of the Company's operations once those funds have been consumed will require the generation of sufficient revenues from sales (of which there can be no assurance) or may require the obtaining of additional debt or equity financing (which may or may not be available to Company). Any additional equity financing required by the Company would have the effect of diluting the ownership percentages of the shareholders of the Company. If such additional financing is needed but cannot be obtained, the shareholders may lose their entire investment. The Company's ability to obtain future financing, including debt financing, may be restricted by interest rates, the regulatory environment, laws and rules affecting the Company's business. In addition, the Company's ability to obtain future financing may be restricted by the fact that the Offering is being conducted in reliance on certain exemptions from the registration requirements of the Securities Act and their equivalents in various states. In order to ensure the continuing effectiveness of these exemptions, the Company may have to limit the amount of funds that it raises from certain types of Investors for a period of time following the closing of the Offering. If the Company does not receive the full $115,000 of this Offering, the need for additional financing in 2021 and early 2022 may be required sooner and we may not be able to secure the additional required funding in a timely manner. Because of this risk, the Company is looking to raise money in a private transaction with accredited investors. As noted above, any additional equity financings will dilute your ownership interest.

14. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Transparent Path spc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $115,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   We are using these funds to support the company with existing and new customers. The use of funds is primarily for building the platform functionality and features, Purchase of sensors and gateways , operations costs deployment of the system to broader array of customers, user research and UI development corporate overhead and loan repayment.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$5,635
Development Cost	$4,910	$57,886
Equipment Purchase	$2,200	$22,987
Customer service	$500	$5,936
Loan Repayment	$1,200	$14,246
Sales and marketing	$300	$3,561
User Experience	$400	$4,749
Total Use of Proceeds	**$10,000**	**$115,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Transparent Path spc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $0.25 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	25,000,000	18,491,942	Yes	
Preferred Stock	5,000,000	0	Yes	Board of Directors may divide and issue the Preferred Stock class in series and fix and determine relative rights and preferences of the shares of any series to be established, and amend the rights and preferences of the shares of any series that has been established but is wholly unissued; no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Option Pool		2,000,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding. Although the Company has reserved Securities for the possible issuance of equity awards and stock options in the future, there are no such securities currently outstanding. The future issuance of stock options or equity awards will dilute your ownership of the Company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of Transparent Path SPC for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At the issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
   - additional issuances of securities,
   - issuer repurchases of securities,
   - a sale of the issuer or of assets of the issuer or
   - transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Eric Weaver
Amount Outstanding:	$16,144
Interest Rate:	1.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Creditor(s):	Mark Kurtz
Amount Outstanding:	$4,609
Interest Rate:	1.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Creditor(s):	Mark Kammerer
Amount Outstanding:	$45,406
Interest Rate:	1.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Creditor(s):	Sunil Koduri
Amount Outstanding:	$5,000
Interest Rate:	1.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. What other exempt offerings has Transparent Path spc conducted within the past three years?

Date of Offering:	04/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$68
Use of Proceeds:	Issuance of stock to founders

Date of Offering:	05/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$1,502
Use of Proceeds:	Issuance of stock to founders

Date of Offering: 12/2020

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered:	Common Stock
Amount Sold:	$38,839

Use of Proceeds:

Finish development of our MVP product and conduct pilot programs for new customers.

Date of Offering: 02/2021

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered:	Common Stock
Amount Sold:	$92,447

Use of Proceeds:

Finish development of our MVP product and conduct pilot programs for new customers.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Eric Weaver	CEO	Loan	$16,144
Mark Kammerer	Chief Commercial Officer	Loan	$45,406

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Transparent Path, LLC was a predecessor company that converted to Transparent Path spc in April of 2020. The company is authorized to issue 25,000,000 shares of common stock and 5,000,000 shares of preferred stock. During the fiscal year ended on December 31, 2019, we were able to generate $3,906 in revenue. During the same year our operating expenses amounted to $17,026 and we incurred a loss of $13,176. During the fiscal year ended on December 31, 2020, we did not generate any revenues. However, our operating expenses decreased to $13,959 and we incurred a loss of $13,748. Legal and professional fees accounted for $8,899 and $5,313 of our operating costs in the years ended December 31, 2020 and 2019, respectively. During the fiscal year ended on December 31, 2020, we issued 155,357 shares of Common Stock via Reg CF and raised $38,839. Subsequent to December 31, 2020, we raised an additional $92,447 via Reg CF. During the year ended December 31, 2020, we received approximately $50,000 via related-party loans. We currently have $71,159 in related-party loans outstanding.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$0	($13,748)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter

connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Transparent Path spc answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Adhering to SEC's new temporary Rule 201(bb) On November 2, 2020 , the Securities and Exchange Commission (the "SEC") announced that it is adopting a new temporary Rule 201(bb) to extend the relief provided by existing temporary 17 CFR 227.201(z)(3), which applies to an eligible issuer in an offering or offerings that, together with all other amounts sold in Regulation Crowdfunding offerings within the preceding 12-month period, have, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000. These provisions will apply to offerings initiated under Regulation Crowdfunding between May 4, 2020, and August 28, 2022. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcription: Title: Transparent Path & Intel on Food Waste :02 Laura Rumbel, Technical Marketing Manager, Intel: "According to the UN, almost 60% of food doesn't make it into the hands of the people that need it." 0:11 Rod Wieber, Executive Director, Feeding the Northwest: "During the pandemic, you know, our need increased over 25% in what we distributed over the previous year." 0:17 Eric Weaver, CEO, Transparent Path: "There's two point six trillion dollars US of food waste every year. What's different this year is that we have 50 million Americans who are hungry. So how can you have this epic waste at a time when we have epic hunger in this country?" 0:31 Laura Rumbel: "I took that to heart. I wanted to overturn that statistic and see what we could do and bring a visibility technology to help turn that statistic around. Transparent Path wanted to enable near-real-time food tracking for everything from apples, saffron, and milk. And a lot of those same requirements fell under the same statutes that we had for our own supply chain." 1:00 Eric Weaver: "My cousin is a truck driver. He delivered $400,000 worth of king crab to a large retailer's distribution center. About 30 miles away, he gets a call from the manager saying, you delivered an entire container full of bad crab. It turns out, after three months of forensic investigation by the insurance company, that the cold storage warehouse had left it sitting on the dock at room temperature for a week! Because of the seal and everything, no one really knew that this was a problem. With our technology, we could have prevented that. The minute that we started getting a temperature excursion, we could have sent an alert to someone. They could have intervened and saved that. And we don't dump an entire 40-foot container of seafood. Companies now are realizing that it's time for this investment. So there's a clear need of addressing multiple upstream societal impacts using a very inexpensive technology." 1:50 Rod Wieber: "Feeding the Northwest works with agricultural growers, packers and shippers in Washington, Oregon, and Idaho. And each month, we ship over 5 million pounds of fresh produce to food banks here in the Northwest, as well as across the entire nation, through the Feeding America network. And what's really incredibly important during all of those loads that we ship out is food safety. From the time it leaves the shipper's facility, while it's in route to the food banks' distribution Center, that loads going to show up in great condition. Having technology that really puts a closer eye on waste and makes corrections based on that that's going to be really important as we go forward. 2:30 Chad Keller, Apple King: "My great grandparents moved to the Yakima Valley in 1911 and bought their first Orchard in 1914. We've been packing here ever since then. We have to decide which technologies make the most sense for us to implement into the orchards. And there's more and more every year. Transparency is a big deal in our industry. People want more and more information all the time. We want to bring in innovations that make sure we get the best route to the end user, because that's what we're going to be measured on." 2:58 Bhupesh Agarwal, Director of Product Marketing, Intel: "The reason why we are really proud of our partnership with Transparent Path is really solving the challenges that the real world has. We believe that if we solve these kind of problems, we can scale this solution." 3:10 Laura Rumbel: "We work with companies like Transparent Path, companies that are trying to make a difference in the world. We're really looking forward to see where the future takes Transparent Path."

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

    Once posted, the annual report may be found on the issuer's web site at: https://xparent.io

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed

$10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.